Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274541

Prospectus Supplement No. 2

(To Prospectus dated September 19, 2023)

TKO GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated September 19, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-274541). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 23, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

TKO Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “TKO.” On January 22, 2024, the closing price of our Class A common stock was $77.41.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 23, 2024

TKO Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41797	92-3569035
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Fifth Avenue, 7th Floor New York, New York	10010
(Address of principal executive offices)	(Zip Code)

(646) 558-8333

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	TKO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 23, 2024, the board of directors (the “TKO Board”) of TKO Group Holdings, Inc. (the “Company” or “TKO”) increased the size of the TKO Board from eleven (11) directors to thirteen (13) directors authorized to serve on the TKO Board pursuant to the Company’s Amended and Restated Certificate of Incorporation and the governance agreement, as amended, by and among the Company, Endeavor Group Holdings, Inc. (“Endeavor”), Endeavor Operating Company, LLC, January Capital Sub, LLC, January Capital Holdco, LLC, TKO Operating Company, LLC and Vincent K. McMahon (the “Amended Governance Agreement”) and appointed, effective as of the same date, Dwayne Johnson as a WWE director designee on the TKO Board and Bradley A. Keywell as an EDR director designee on the TKO Board (in each case as defined below) to fill the newly created vacancies and to serve on the TKO Board until their respective successors are duly elected and qualified. Under the Amended Governance Agreement, the number of directors that may be designated by Endeavor to serve on the TKO Board was increased from six to seven (collectively, the “EDR director designees”), and those designated by WWE, inclusive of those who may be designated by Mr. McMahon, was increased from five to six (collectively, the “WWE director designees”).

Dwayne Johnson (also known by his stage name “The Rock”), age 51, is an actor, film producer, entrepreneur and retired professional wrestler. Mr. Johnson started his career as a third-generation professional wrestler for World Wrestling Entertainment (f/k/a World Wrestling Federation) from 1996 until 2004. During that period, Mr. Johnson won multiple WWE titles and was instrumental to the success of the sport. Mr. Johnson’s success as a professional wrestler led to a career as an actor, producer and entrepreneur. Mr. Johnson develops, produces and stars in all forms of entertainment content via his production company, Seven Bucks Productions, LLC, which he co-founded in 2012. In addition to Seven Bucks Productions, LLC, Mr. Johnson has co-founded multiple business ventures, including ZOA Energy, LLC, an energy drink company, in partnership with Molson Coors, and Siete Bucks Spirits LLC, the liquor company that produces the premium tequila brand Teremana, in partnership with Mast-Jägermeister. In 2020, Mr. Johnson co-led a consortium to acquire the XFL, a professional American football league, which re-launched in 2023 and recently combined with the USFL to become the United Football League. Mr. Johnson also maintains several brand partnerships, including a partnership with Under Armour, Inc. pursuant to which Mr. Johnson has developed a line of fitness apparel under the “Project Rock” brand. In 2016 and 2019, Mr. Johnson was named by Time Magazine as one of the world’s most influential people. Mr. Johnson graduated from the University of Miami with a Bachelor of General Studies. Mr. Johnson is represented by talent agency William Morris Endeavor, an affiliate of TKO.

Brad Keywell, age 54, is the founder of Uptake Technologies, Inc., an artificial intelligence software company that provides actionable insight to industrial operators, where he has served as Executive Chairman since 2015 and, from 2015 through 2019, was its Chief Executive Officer. Mr. Keywell is also the founder of SkillHero Corp., a workforce technology company focused on skilled trades and vocational training, where he has served as Executive Chairman and Chief Executive Officer since its inception in 2023. He is the founder of 1+1 Ventures, the business incubation, growth capital investment, and acquisition entity born out of Mr. Keywell’s family office. Mr. Keywell is a co-founder of Lightbank, an umbrella company for several venture capital and growth capital investing entities and, from 2012 through 2020, was a co-Managing Director. Mr. Keywell has founded or co-founded several other companies, including MediaOcean LLC (f/k/a MediaBank), a provider of integrated media procurement technology, where he served as the founding Chief Executive Officer, Echo Global Logistics, Inc. (Nasdaq: ECHO), where he served as founding Chief Executive Officer and was Chairman of the Board of Directors, and Groupon, Inc. (Nasdaq: GRPN), where he also served on its board of directors. In 2019, he was globally honored as the EY World Entrepreneur of the Year and was previously awarded the overall EY Entrepreneur of the Year in the United States. He was also named to the Technology Pioneer council by the World Economic Forum and was inducted into the Chicago Innovation Hall of Fame. Mr. Keywell is an Adjunct Professor at the University of Chicago Booth School of Business. Mr. Keywell graduated from the University of Michigan Ross School of Business with a B.B.A. degree, and received a J.D. degree from the University of Michigan Law School.

Mr. Keywell is eligible to participate in the Company’s Amended and Restated Non-Employee Director Compensation Policy, which provides for: (i) an annual cash retainer of $107,000 for serving on the TKO Board, earned on a quarterly basis; (ii) an initial restricted stock unit award with a prorated grant date value of $182,000, granted upon joining the TKO Board, that vests on the Company’s next annual meeting of stockholders following the date of grant, subject to his continuing in service through the date of such annual meeting; and (iii) an annual restricted stock unit award with a grant date value of $182,000, granted on the date of the Company’s annual meeting of stockholders that vests on the Company’s next annual meeting of stockholders following the date of grant, subject to his continuing in service through the date of such annual meeting.

Each of Mr. Johnson and Mr. Keywell has entered into the Company’s standard form of indemnification agreement in the form filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2023.

On January 22, 2024 (the “Effective Date”), TKO and World Wrestling Entertainment, LLC (“WWE”), a wholly owned subsidiary of TKO, entered into an IP Assignment Agreement with certain affiliates of Mr. Johnson, pursuant to which WWE assigned to Mr. Johnson (via one of his affiliates) “The Rock” trademark and certain related trademarks, service marks, ring names, taglines and other intellectual property assets (the “Assigned IP”).

On the Effective Date, WWE also entered into an Independent Services Contractor and Merchandising Agreement with Mr. Johnson and certain of his affiliates (the “Services Agreement”), pursuant to which Mr. Johnson agreed to provide to WWE certain promotional and other services. Under the terms of the Services Agreement, Mr. Johnson further agreed to license the Assigned IP and Mr. Johnson’s name, likeness and certain other intellectual property rights to WWE for use in connection with certain categories of licensed products related to professional wrestling for up to 10 years, subject to certain earlier termination rights. As consideration for Mr. Johnson’s services pursuant to the Services Agreement, and in respect of the intellectual property grants and licenses made by Mr. Johnson and his affiliates in connection therewith, Mr. Johnson is entitled to receive an award of restricted stock units in respect of TKO’s Class A common stock, par value $0.00001 per share (“Class A common stock”), in an amount equal to $30,000,007 based on a 30-day average of the daily volume-weighted average sales price per share of the Company’s common stock on the New York Stock Exchange, as such daily volume-weighted average sales price per share is reported by Bloomberg L.P. (the “Equity Award”). Subject to certain forfeiture and acceleration events, the Equity Award will vest as follows: 25% on the Effective Date; 25% upon completion of certain services described in the Services Agreement; 25% on December 31, 2024; and the remaining 25% in equal monthly installments from January 31, 2025 through December 31, 2025.

Prior to the Effective Date, Mr. Johnson received annual royalties from WWE in connection with his appearances in WWE-produced content, merchandise, and other services performed for WWE. For the year ended December 31, 2023, Mr. Johnson received royalties in an aggregate amount of approximately $491,000. Following the Effective Date, Mr. Johnson will continue to receive such annual royalties from WWE and will be entitled to receive royalties in connection with the sale of licensed products that utilize the Assigned IP and his name, likeness and other intellectual property rights in accordance with the Services Agreement.

Other than the Amended Governance Agreement and WWE’s and Endeavor’s director designation rights therein, there are no arrangements or understandings between either Mr. Johnson or Mr. Keywell and any other person pursuant to which such person was appointed as a director to the TKO Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TKO GROUP HOLDINGS, INC.

By:	/s/ Andrew Schleimer
Name:	Andrew Schleimer
Title:	Chief Financial Officer

Date: January 23, 2024